April 18, 2016
VIA EDGAR
Mr. Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop 3030

Re:	Keysight Technologies, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2015
Filed December 21, 2015
Form 10-Q for the Quarterly Period Ended January 31, 2016
Filed March 4, 2016
Form 8-K dated February 18, 2016
Filed February 18, 2016
File No. 001-36334

Dear Mr. James:

This letter responds to the letter (the “Comment Letter”) dated April 5, 2016 including the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended October 31, 2015, Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2106 and Current Report on Form 8-K dated February 18, 2016 of Keysight Technologies, Inc. (the “Company”).  For the convenience of the Staff, we have included in bold text the Staff’s comments with our responses.
Form 10-K for the Fiscal Year Ended October 31, 2015
Exhibit 23.1

1.	Please tell us why the consent does not also refer to the report of your independent registered public accounting firm on your internal control over financial reporting.

Response: We have confirmed with our independent registered public accounting firm that their consent inadvertently did not contain a reference to their report on our internal control over financial reporting. We will file an amendment to our Form 10-K with the corrected consent as Exhibit 23.1.

Mr. Martin James
Securities and Exchange Commission
April 18, 2016

Form 10-Q for the Quarterly Period Ended January 31, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 22

2.
We note that on November 3, 2015, you announced an organizational structure change that resulted in the creation of the Communications Solutions Group, Industrial Solutions Group and Services Solutions Group. We further note that you are currently in the process of aligning the organization to this new structure and evaluating the impact, if any, on your financial reporting. Please address the following:

•	Clearly describe to us the organizational structure change you are currently implementing, including your timeframe for completion and a summary of your current progress; and

•
Explain to us how your current businesses, Management Solutions and Customer Support and Solutions, will be impacted and how you expect this new structure to impact your segment reporting under US GAAP. Refer to ASC 280-10-50-1 through 9 and ASC 280-10-50-34.

Response: The announced changes to our organizational structure support our solutions-oriented approach to growth by aligning our organization with the industries we serve versus our product lines. To effect this transformation, we are in the process of forming new solution groups and a corresponding management structure based on the industries we serve. We are currently classifying our customers by industry, determining the methodology for allocating shared costs and revising our information systems to support reporting under the new structure. We expect to finalize the changes to support management and decision-making under the new structure no earlier than June 2016.
We expect this organizational change to have the effect of transforming the current Measurement Solutions segment into two new operating segments: the Communications Solutions Group (“CSG”) and the Industrial Solutions Group (“ISG”). The Customer Support and Solutions segment will be renamed the Services Solutions Group (“SSG”), but operating results for SSG are expected to be the same as under the old structure. The new organization will continue to include centralized enterprise functions that will provide support across the groups.
In accordance with ASC 280-10-50-1 through 9, we expect that CSG, ISG and SSG will be our new reportable operating segments. CSG, ISG and SSG each engage in business activities from which it earns revenue and incurs expenses and is led by an executive manager who reports directly to our Chief Executive Officer, who is our Chief Operating Decision Maker (“CODM”). On no less than a monthly basis, the CODM will review discrete financial information for each of the segments, including revenue, gross profit and operating expenses, which will be the basis for evaluating segment performance and making decisions with regard to resource allocation. In addition, operating results for CSG, ISG and SSG will be the basis for discussion of Keysight operating results in external quarterly reports, the development of budgets and forecasts, as well as information provided to analysts, investors and the Keysight Board of Directors.
We will not be managing our operations under the new structure prior to filing our Form 10-Q for the three months ended April 30, 2016, which is currently planned for June 3, 2016. Pursuant to ASC 280-10-50-34, we will revise our segment disclosure using the new reporting structure when we have the infrastructure in place and are managing our operations under the new structure, which is currently expected to be in the three-month period ending July 31, 2016, but subsequent to June 3. We will also restate the corresponding information for prior periods to conform to the new segment structure.

Mr. Martin James
Securities and Exchange Commission
April 18, 2016

Form 8-K dated February 18, 2016
Exhibit 99.1

3.
We note that you present your reconciliation of GAAP to non-GAAP measures in the form of a full non-GAAP statement of operations for the three months ended January 31, 2016 and 2015. Please note that the presentation of a full non-GAAP statement of operations may place undue prominence to the non-GAAP information and may give the impression that the non-GAAP statement of operations represents a comprehensive basis of accounting. Please confirm to us that you will revise your presentation and remove the non-GAAP statement of operations in future filings. Please refer to Question 102.10 of the Non-GAAP Financial Measures Codification and Disclosure Interpretation that is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response: In future filings, we will revise our presentation and remove the full non-GAAP statement of operations.
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

If you have any questions with respect to this letter, please contact the undersigned at 707-577-6262.

Sincerely,

/s/Neil Dougherty Neil Dougherty Senior Vice President and Chief Financial Officer

cc:	Eric Atallah
Kate Tillan

Stephen Williams
Jeffrey Li
John Skinner
Lisa Danner